January 2019 Filed by Colony Bankcorp, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Colony Bankcorp, Inc. LBC Bancshares, Inc. Filer’s Commission File No.: 000-12436 Date: January 30, 2019

Certain statements contained in this presentation that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”), notwithstanding that such statements are not specifically identified. In addition, certain statements may be contained in the Company’s future filings with the SEC, in press releases, and in oral and written statements made by or with the approval of the Company that are not statements of historical fact and constitute forward-looking statements within the meaning of the Act. Examples of forward-looking statements include, but are not limited to: (i) projections of revenues, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; (ii) statement of plans and objectives of Colony Bankcorp, Inc. or its management or Board of Directors, including those relating to products or services; (iii) statements of future economic performance; (iv) statements of the anticipated benefits of the proposed acquisition of LBC Bancshares, Inc. (“LBC”) and the timing of the closing of such acquisition; and (v) statements of assumptions underlying such statements. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties, including, among others, the Company’s ability to implement its various strategic initiatives and the Company’s ability to consummate its proposed acquisition of LBC and realize the anticipated benefits of such acquisition, which may cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, the Company’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this presentation. Many of these factors are beyond the Company’s ability to control or predict. These forward-looking statements are based upon information presently known to the Company’s management and are inherently subjective, uncertain and subject to change due to any number of risks and uncertainties, including, without limitation, the risks and other factors set forth in the Company’s filings with the Securities and Exchange Commission, the Company’s Annual Report on Form 10-K for the year ended December 31, 2017, under the captions “Forward-Looking Statements and Factors that Could Affect Future Results” and “Risk Factors” and in the Company’s quarterly reports on Form 10-Q and current reports on Form 8-K. Forward-looking statements speak only as of the date on which the statements are made. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on these forward-looking statements. Cautionary Statements

Participants in the Transaction The Company, LBC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of LBC in connection with the proposed transaction. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available. Additional information about the Company and its directors and officers may be found in the definitive proxy statement of the Company relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 20, 2018. The definitive proxy statement can be obtained free of charge from the sources described above. Additional Information About the Merger and Where to Find It This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed Merger of the Company and LBC, the Company will file with the SEC a registration statement on Form S-4 that will include a proxy statement of LBC and a prospectus of the Company, as well as other relevant documents concerning the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, LBC AND THE PROPOSED MERGER. The proxy statement/prospectus will be sent to the shareholders of LBC seeking the required shareholder approval. Investors and security holders will be able to obtain free copies of the registration statement on Form S-4 and the related proxy statement/prospectus, when filed, as well as other documents filed with the SEC by the Company through the web site maintained by the SEC at www.sec.gov. Documents filed with the SEC by the Company will also be available free of charge by directing a written request to Colony Bankcorp, Inc., 115 South Grant Street, Fitzgerald, Georgia 31750 Attn: Terry L. Hester. The Company's telephone number is (229) 426-6000. Additional Information

Name Position Years in Banking Years With CBAN T. Heath Fountain President and Chief Executive Officer 18 <1 J. Stan Cook EVP, Chief Operating Officer 33 6 Terry L. Hester EVP, Chief Financial Officer 43 43 Edward "Lee" Bagwell EVP, Chief Credit Officer 15 15 Kimberly Dockery EVP, Chief Administrative Officer 12 <1 Lee A. Northcutt Regional Market Executive-East Markets 38 8 Max "Eddie" Hoyle Regional Market Executive –West Markets 39 7 Leadership Team

Founded in 1975 Headquartered in Fitzgerald, Georgia $1.3 billion in assets at December 31, 2018 New leadership focused on growth 27 locations in Central, Southern and Coastal Georgia The ninth largest Georgia-based bank in the state and the largest community bank in South Georgia Strong capital position, solid credit quality Company Profile Locations at December 31, 2018 Atlanta Warner Robins Statesboro Savannah Columbus Albany Fitzgerald Valdosta 3

Size and capabilities Attractive footprint Clean balance sheet No TARP overhang New, seasoned leadership with a proven track record Strategic Advantages

Driving High Performance Change the culture Assess current talent Strengthen out team where needed Initiate new procedures and processes Proactive business development Implement a better tracking program Increase accountability Implement incentives to retain and attract high caliber bankers

Driving High Performance Change the culture Reallocate our resources Focus on loan and deposit opportunities Realign balance sheet

Driving High Performance Change the culture Reallocate our resources Attract new bankers Identify bankers and teams from larger institutions Create the ideal culture for top bankers Become the banker’s bank of choice

Driving High Performance Reaccelerate expansion Lift out/add to banking teams in current and new markets Identify potential whole-bank acquisitions Desired acquisition targets are smaller than targets typically pursued by larger acquisitive banks Less competition to enter smaller MSAs Colony offers a good fit culturally Enhance efficiencies Leverage expansion profitably Change the culture Reallocate our resources Attract new bankers

Acquisition Target: LBC Bancshares, Inc. Overview Franchise Footprint Holding company for Calumet Bank Bank founded in 2008 LBC Bancshares, Inc. founded in 2014 Headquartered in LaGrange, GA, with two branches and one loan production office (“LPO”) Branches located in LaGrange and Columbus, GA LPO located in Greater Atlanta Third largest deposit market share in the LaGrange, GA, MSA Lenny Bateman Jr. (President & CEO) will join Colony Bankcorp upon completion of transaction in 2Q19. Atlanta Warner Robins Statesboro Savannah Columbus Albany Fitzgerald Valdosta Colony Bank Calumet Bank LaGrange

Summary Transaction Terms 52% Stock / 48% Cash Total Consideration Mix for Common $33.7 million or $22.12 per FD share Total Merger Value 170% Price / Tangible Book Value 18.3x Price / LTM EPS 13.9x Price / YTD 2018 EPS (annualized) 7.8x Price / 2019E EPS + Cost Saves (1) 7.9% Core Deposit Premium (2) Second Quarter 2019 Expected Closing Note: Based on LBC Bancshares, Inc.’s financial data as of September 30, 2018, and CBAN closing price of $15.75 as of January 25, 2019 (1) Assumes 100% of projected annual cost savings are realized, tax-effected at a 25.0% effective corporate tax rate (2) Core deposits defined as total deposit accounts greater than $100,000 Source: S&P Global Market Intelligence; Internal estimates

Transactional Rationale Natural expansion into logical, contiguous markets in western Georgia Provides entry into the LaGrange, GA, market and strengthens footprint in Columbus, GA Creates a more favorable demographic profile for CBA Pro forma Company ranks third and ninth in largest deposit market share for the LaGrange, GA, and Columbus, GA, markets, respectively Strategic rationale Projected to be immediately accretive to earnings with a tangible book value dilution recovery period of less than four years Achievable results with conservative projections Pricing is consistent with recent transactions for high-performing banks of similar size and geography Increased scale and capital base to support increased borrower demand Attractive financial outlook Creates a more favorable pro forma demographic profile for CBAN by expanding footprint in attractive rural Georgia markets Provides immediate ability to increase scale and build on existing operations in western Georgia while also providing access to the Atlanta loan market Increased balance sheet and market share can lead to further benefits of scale as well as enhance opportunities for continued growth Franchise well-positioned for growth

Driving High Performance 12 Reaccelerate expansion Target line of business growth Government guaranteed lending (SBA, USDA) Mortgage lending Treasury services Consider new lines of business as opportunities arise Change the culture Reallocate our resources Attract new bankers

2016 2017 2018 Diluted earnings per share $0.84 $0.87* $1.40 Dividends per share $0.00 $0.10 $0.20 Return on average assets 0.62% 0.63% 0.99% Return on average total equity 7.17% 8.28% 13.32% Net interest margin 3.51% 3.46% 3.56% Efficiency ratio 71.74% 69.19% 70.05% Three-year Financial Highlights * Net income includes a non-cash charge of $2.0 million or $0.24 per diluted share to revalue the Company’s net deferred tax asset relating to federal income tax legislation enacted on December 22, 2017.

Cash dividends suspended in 2009 In 2017, the Company reinstated its quarterly cash dividend at a rate of $0.025 per share The Company increased the quarterly cash dividend to $0.05 per share in 2018 and to $0.075 per share in 2019 The current indicated annual rate is $0.30 per share, equating to a yield of 1.9% and a payout ratio of 21.1% Positioned to consider further increases in dividends if earnings continue to grow Dividends Restored

Capital Ratios

Solid Core Deposit Franchise 16 As of December 31, 2018 Total Deposits: $1.09 billion MRQ Cost of Deposits: 0.72%

Loan Portfolio Breakdown As of December 31, 2018 $782.0 million $684.3 million

Loan Portfolio Growth (Dollars in millions)

(Dollars in millions) Asset Quality Trends

Strong, experienced management team Renewed focus on generating organic loan and deposit growth Potential acquisition opportunities Nimble, with responsive decision/credit process Positioned to expand in existing and new lines of business Strong capital position, solid credit quality Key Investment Points

NASDAQ: CBAN